Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Goldcorp Inc. (the “Company” or “Goldcorp”)

Suite 3400 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

2.	Date of Material Change

July 10, 2012

3.	News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on July 10, 2012 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On July 10, 2012, Goldcorp announced gold production for the second quarter of 2012 and updated production and cash cost guidance for 2012.

In light of reduced first half production at Red Lake and lower second half production expectations at Peñasquito, full-year 2012 gold production guidance has been revised to between 2.35 and 2.45 million ounces compared to previous guidance of 2.6 million ounces. Due to the lower expected production, total cash cost guidance has also been revised, to $310 to $340 per ounce of gold on a by-product basis(1) and $625 to $650 per ounce on a co-product basis. This compares to previous guidance of $250 to $275 per ounce on a by-product basis and $550 to $600 per ounce on a co-product basis. Production of by-product metals for 2012 is forecast at approximately 30 - 31 million ounces of silver compared to previous guidance of 34 million ounces; and 310 - 325 million pounds of zinc and 155 - 160 million pounds of lead compared to previous guidance of 400 million pounds and 180 million pounds, respectively. Production guidance for copper remains unchanged at 110 million pounds.

5.	Full Description of Material Change

On July 10, 2012, Goldcorp announced gold production for the second quarter of 2012 and updated production and cash cost guidance for 2012.

Gold production totaled 578,600 ounces, an increase of 10% compared to the first quarter of 2012. The final calculation of operating costs has not yet been completed, but total cash costs(2) on a by-product basis for the second quarter are expected to be approximately $370 per ounce. By-product cash costs for the first half of 2012 are expected to be approximately $310 per ounce. On a co-product basis, cash costs are expected to be approximately $620 per ounce for the second quarter and $635 per ounce for the first half of 2012.

Red Lake gold production in the second quarter continued to be affected by the previously-announced operating delays in the High Grade Zone due to the need for rock de-stressing cuts at the 41 and 45 levels. The impact of continued seismic activity has increased over the last several weeks, and in connection with the Company’s continued commitment to the highest possible safety standards has slowed the advance of de-stressing efforts. The first de-stress cut at the 41 level has been completed and the second at the 45 level is expected to be completed later in the third quarter. This is expected to deliver improved operating performance in the High Grade Zone over the second half of 2012. Inconsistent mineralization in the Footwall Zone encountered in the first quarter has also continued into the second quarter while production in the Campbell Zone improved slightly compared to the first quarter. This has resulted in a change in forecast gold production at Red Lake to between 460,000 and 510,000 ounces in 2012 compared to previous guidance of 650,000 ounces. Over the balance of 2012, the Company will evaluate the impact of these conditions on Red Lake’s long-term production profile.

At Peñasquito, second quarter mill throughput was affected by inadequate water supply in the month of June. Prolonged drought conditions in the region have contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the pit dewatering program. This condition limited plant throughput in June and is also expected to affect plant throughput in the second half of 2012. The Company holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase the quantity of water reclaimed from the tailings facility.

The current water deficit is expected to limit plant throughput to between approximately 98,000 and 107,000 tonnes per day over the balance of 2012. This is expected to result in gold production of between 370,000 to 390,000 ounces in 2012 compared to previous guidance of 425,000 ounces. Production of silver at Peñasquito is expected to total 23 to 24 million ounces; zinc production is expected to total 310 to 325 million pounds and lead production is expected to total 155 to 160 million pounds in 2012.

In light of reduced first half production at Red Lake and lower second half production expectations at Peñasquito, full-year 2012 gold production guidance has been revised to between 2.35 and 2.45 million ounces compared to previous guidance of 2.6 million ounces. Due to the lower expected production, total cash cost guidance has also been revised, to $310 to $340 per ounce of gold on a by-product basis(1) and $625 to $650 per ounce on a co-product basis. This compares to previous guidance of $250 to $275 per ounce on a by-product basis and $550 to $600 per ounce on a co-product basis. Production of by-product metals for 2012 is forecast at approximately 30 - 31 million ounces of silver compared to previous guidance of 34 million ounces; and 310 - 325 million pounds of zinc and 155 - 160 million pounds of lead compared to previous guidance of 400 million pounds and 180 million pounds, respectively. Production guidance for copper remains unchanged at 110 million pounds.

Mine-by-mine actual second quarter and year-to-date gold production results are as follows:

Mine	Q2 2012A Production	2012A YTD Production
Red Lake	104,000	218,200
Peñasquito	103,800	172,400
Los Filos	85,200	167,900
Porcupine	74,900	135,600
Marlin	56,700	109,900
Musselwhite	56,500	109,700
Alumbrera (37.5%)	36,700	64,300
Marigold (66.7%)	18,900	45,400
El Sauzal	23,600	45,000
Wharf	18,300	34,900

Total	578,600	1,103,300

Goldcorp’s second quarter financial results are scheduled to be released prior to the market open on July 26, 2012.

Notes:

(1)	Price assumptions used to forecast total cash costs for remainder of 2012 include $1,600 per ounce of gold; by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $95 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $13.00, respectively, to the US dollar.

(2)	The Company has included a non-GAAP performance measure, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

8.	Executive Officer

For further information contact Jeff Wilhoit, Vice President, Investor Relations of Goldcorp at (604) 696-3074.

9.	Date of Report

July 11, 2012.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.